Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN ACCORDANCE WITH
IFRS.

Sep 30,
2010
(in € m.)
Debt(1), (2):
Long-term debt	143,889
Trust preferred securities	10,787
Long-term debt at fair value through profit or loss	15,860

Total debt	170,536

Shareholders’ equity:
Common shares (no par value)	1,589
Additional paid-in capital	14,662
Retained earnings	25,323
Common shares in treasury, at cost	(209)
Equity classified as obligation to purchase common shares	—
Net gains (losses) not recognized in the income statement, net of tax	(2,857)
Unrealized net gains (losses) on financial assets available for sale, net of applicable tax and other	81
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(233)
Foreign currency translation, net of tax	(2,732)
Unrealized net gains from equity method investments	27

Total shareholders’ equity	38,508

Noncontrolling interest	1,031

Total equity	39,539

Total capitalization	210,075

[1]	No third party has guaranteed any of our debt.

[2]	€ 10,508 million (6%) of our debt was secured as of September 30, 2010.